14th Floor, 220 Bay Street Toronto, Ontario M5J 2W4 Phone: (416) 361-6176 Fax: (416) 603-8595 http://www.mountainprovince.com e-mail: info@mountainprovince.com

NEWS RELEASE

January 12, 2006 Shares Issued and Outstanding: 52,790,847 TSX: MPV AMEX: MDM

Mountain Province Provides Update on Gahcho Ku Diamond Project

Winter drill program expected to increase resource confidence

Toronto, Ontario, January 12, 2006 Mountain Province Diamonds Inc. (TSX: MPV, AMEX: MDM) (the Company) today announced details of the 2005/6 winter drill program at the Gahcho Ku Diamond Project in Canadas Northwest Territories. The focus of the program, which is being managed by the project operator De Beers Canada, is to:

1.	Upgrade the diamond resource of the north lobe of the 5034 kimberlite pipe to the indicated category;
2.	Improve the Joint Ventures understanding of the grade and diamond value of the Tuzo kimberlite pipe;
3.	Collect sufficient data to support a definitive feasibility study; and
4.	Establish the overall potential upside of the project.

A core drilling program, consisting of 42 holes totaling 11,300 meters, commenced in early December with two core drill rigs. The focus of this program is to:

1.	Further delineate the kimberlite ore bodies in those areas where there is insufficient data;
2.	Obtain additional micro diamond data;
3.	Pilot the seven planned large diameter drill holes;
4.	Drill geotechnical holes for construction designs; and
5.	Drill geotechnical holes for final mine design.

The core drilling program is expected to be completed during the second quarter of 2006.

Two large diameter (24-inch) drill rigs are also being mobilized to the project site. One of the large diameter rigs will drill collars through the granite overburden and the other will take bulk samples. Current plans are to drill six large diameter holes into the north lobe of the 5034 kimberlite pipe and one large diameter hole into the Tuzo kimberlite pipe. This program is expected to commence during February 2006.

Commenting, Mountain Province Diamonds President and CEO Patrick Evans said: The winter drill program is expected to deliver important data on the north lobe of the 5034 kimberlite as well as the Tuzo kimberlite, which will improve our confidence in the Gahcho Ku project. Furthermore, critical data required for the final mine design will be gathered. With an estimated annual production of three million carats over 15 years, we believe Gahcho Ku will become one of Canadas major diamond mines.

The Gahcho Ku diamond project is a joint venture between Mountain Province Diamonds Inc. (44.1%), De Beers Canada (51%) and Camphor Ventures (4.9%) and is located at Kennady Lake in the Northwest Territories, approximately 300 kilometers northeast of Yellowknife. It is 90 kilometers east of Snap Lake, where De Beers first Canadian diamond mine is currently under construction.

As currently proposed, the Gahcho Ku project will be an open pit mine. Capital costs to construct the mine are estimated at C$ 825 million. It will employ up to 600 people during the peak of its three-year construction period and close to 400 people during the operations phase of the mine. Based on the current resource, the project is expected to have a life of 20 years from start of construction to closure and will produce an average of three million carats annually over 15 years of operations.

Mountain Province Diamonds Inc has provided the following project summary:

Pipe	Resource	Tonnes	Carats	Grade	Average
	Category			(cpht) (1)	Value (US$/ct) (2)

5034	Indicated	8,715,000	13,943,000	160	$82.00
	Inferred	4,921,000	8,366,000	170	$90.00
Hearne	Indicated	5,678,000	9,676,000	170	$70.00
	Inferred	1,546,000	2,373,000	153	$70.00
Tuzo	Inferred	10,550,000	12,152,000	115	$57.00

Summary	Indicated	14,392,000	23,619,000	164	$77.00
	Inferred	17,017,000	22,890,000	135	$70.00

1.	Resource cut-off is 1.5mm
2.	June 2005 DTC Price Book in US$

Qualified Person
This press release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This release may contain forward-looking statements, within the meaning of the safe-harbor provision of the Private Securities Litigation Reform Act of 1995, regarding the Companys business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-361-6176

BarnesMcInerney Inc.
Capital Market Communications
Tanis Robinson Senior Account Executive
Tel: 416-367-5000 ext. 252

www.mountainprovince.com